SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 04 February, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

February 4, 2010

BP RECEIVES OFFER FOR ITS RETAIL FUELS AND CONVENIENCE BUSINESS IN FRANCE

BP has received an offer from Delek Europe B.V., one of the largest fuel retailers in Europe and a subsidiary of the Delek Group Ltd, to buy its French retail fuels and convenience business including selected fuels terminals.

The proposed purchase price is €180million (approximately US$251 million), in cash, subject to working capital adjustments.

On receipt of the offer to purchase BP's approximately 416 petrol stations in France, BP has entered into a period of exclusivity with Delek Europe and has started discussions with the relevant works councils.

The sale would also include interests or ownership in three fuel distribution depots and it is expected to include a long term agreement for acceptance of fuel cards. The proposed transaction is currently expected to be completed in the second half of this year.

Any final transaction will be subject to works councils and regulatory approvals.

As well as an agreement for BP branding to remain on the forecourts for a number of years under a licensing agreement, BP would also continue to supply fuel including premium BP Ultimate fuels under a supply agreement.

If the offer is accepted and the deal is approved then BP would still continue to retain a significant presence in France through its business to business fuels, bitumen, lubricants and aviation businesses. Staff currently working for the retail business would transfer to the new owner.

Jean-Baptiste Renard, BP's Head of Region for Europe and South Africa, said:  "We believe the decision to sell is right for the business as it means the BP brand will stay on the forecourts, it is right for staff as their jobs would be retained, and it would give the new owners an opportunity to keep investing in the business."

Zion Ginat, CEO Delek Benelux, commented: "Delek is excited to expand and develop its retail business in Europe through the proposed acquisition of BP's marketing business in France. Delek is committed to drive value and to continue to strengthen the BP brand name in France for its customers and employees."

For more information

BP: BP Press Office:  +44 (0) 207 496 4076

Delek Europe B.V:  Katrien Willem +32 496 58 96 56

About BP:

BP is one of the world's largest oil and gas companies, serving millions of customers every day in more than 90 countries. BP's business segments are Exploration & Production and Refining & Marketing. It also has a low carbon business in BP Alternative Energy with wind, solar, biofuels and low carbon power/carbon capture projects. Through these activities, BP provides fuel for transportation; energy for heat and light; services for motorists; and petrochemicals products for plastics, textiles and food packaging.

About Delek

Delek Europe B.V, has operated in the Benelux countries since 2007 following the purchase of all of Chevron's marketing activities in the region. Delek Benelux B.V., a fully owned subsidiary; operates a network of more than 850 Texaco branded fuel stations, convenience stores, restaurants, car washing facilities, storage and distribution facilities. Delek Europe is part of the Delek Group, a leading energy & infrastructure group with investments in upstream & downstream energy, water desalination and power plants globally.

For more information on Delek Group please visit www.delek-group.com.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  04 February, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary